October 4, 2007

Mail Stop 6010

Dennis F. Steadman, CEO
Velcera, Inc.
201 Corporate Drive
Langhorne, Pennsylvania 19047-8007

      Re: **Velcera, Inc.**
              Registration Statement on Form SB-2
              Amendment No. 2 filed August 14, 2007
              Correspondence furnished September 25, 2007
              File No. 333-142432

Dear Mr. Steadman:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Prior comment refers to our letter dated September 10, 2007.

Unaudited Condensed Financial Statements, page F-22

1.   We note your response to prior comment 1. Please revise the Form SB-2 to include the revised disclosure.

2.   We note your response to prior comment 1. We note throughout your analysis of EITF 99-19, you refer to circumstances "prior to the effectiveness of the contract with Novartis Animal Health" or "prior to entering into the Novartis agreement." Please quantify for us the amount of revenues recognized in the three months ended June 30, 2007 and expected to be recognized in the three months ended September 30, 2007 which relate to vendor supply agreements entered into prior to the effectiveness of the contract with Novartis Animal Health. In addition, please provide us with a separate analysis of EITF 99-19 for any third party contracts entered into after the effectiveness of the agreement with Novartis Animal Health.

3.   With respect to third party supply agreements entered into prior to the effectiveness of your agreement with Novartis Animal Health, please tell us when the third party vendors started providing the related services under the respective agreements in relation to when you the agreement with Novartis Animal Health was effective. Please also discuss whether your agreements with the third party vendors were contingent upon the effectiveness of the License and Development Agreement with Novartis Animal Health.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions on these comments, please call Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3543. For any other questions please call Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3617.

                      Sincerely,

                      Russell Mancuso
                      Branch Chief

cc: William M. Mower, Esq.
       Via Facsimile (612) 642-8358